[NATEXIS BANQUES POPULAIRES LETTERHEAD]


Marseille, the 02th of June 2005.

Dear Mr. Lambert,

We hereby confirm to you that a pool of banks where NATEXIS BANQUES POPULAIRES is acting as agent is pleased to grant to NATUREX, S.A. a loan divided in two tranches, a Tranche A for a maximum amount of EUR 7.500.000,00 and a Tranche B for a maximum amount of USD 22.500.000,00 for the purpose of acquiring Pure World, a company incorporated under the laws of the United States of America.

This loan is granted provided that the loan contract is signed and the acquisition of PURE WORLD is realized between the seller and the purchaser.

Yours sincerely,


NATEXIS BANQUES POPULAIRES

/s/ Christople Rizzo                          /s/ Marc Chevrette
Christople Rizzo                              Marc Chevrette
Account Officer                               Director